Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Monetizes Portion of Rilvegostomig Future Royalties
to AstraZeneca for Up to $90 Million

•
Non-dilutive strategic transaction expected to extend cash runway into 2029, to advance Compugen’s innovative immuno-oncology pipeline and to reach potential key catalysts from internal and partnered programs

•	Monetization includes an upfront payment of $65 million and a potential additional $25 million upon reaching the next milestone
•	Compugen retains majority of royalties preserving potential significant long-term upside reflecting its belief in the potential of rilvegostomig

HOLON, ISRAEL, December 17, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in predictive computational target discovery powered by AI/ML, today announced that it has agreed with AstraZeneca to monetize a portion of Compugen’s rilvegostomig future royalties. Compugen has amended the exclusive license agreement with AstraZeneca, previously entered into in March 2018, to strengthen Compugen’s balance sheet and advance its innovative and differentiated immuno-oncology pipeline.

Key Transaction Highlights:
•	$65 million upfront payment and a potential additional $25 million upon the next milestone payment on BLA acceptance, for a portion of Compugen’s existing royalty interest in rilvegostomig
•
Compugen shall retain the majority of its future royalties and remain eligible for tiered royalties of up to mid-single digits on future sales and potential future regulatory and commercial milestones of up to $195 million (amount includes the $25 million stated above)

About Rilvegostomig:
•
AstraZeneca is developing rilvegostomig, a first-in-class dual-checkpoint bispecific that delivers co-ordinated PD-1 and TIGIT blockade on the same immune effector cell, restoring antitumor immune activity and supporting the potential for durable, long-term outcomes. The TIGIT component of rilvegostomig is derived from Compugen’s fully owned COM902 which is one of only two clinical-stage Fc-reduced anti-TIGIT monoclonal antibodies currently in development

•	AstraZeneca is advancing rilvegostomig in a broad development program including 11 ongoing Phase 3 trials in patients with lung, gastrointestinal, and endometrial cancers

“This strategic agreement with AstraZeneca reflects the potential significant value of rilvegostomig and Compugen’s differentiated Fc-reduced approach to TIGIT inhibition,” said Eran Ophir, Ph.D., President and CEO of Compugen. “This non-dilutive transaction strengthens our financial position and is expected to extend our cash runway into 2029 assuming no further cash inflows. This agreement enables us to continue advancing our innovative and differentiated immuno-oncology pipeline, while retaining significant upside from rilvegostomig’s potential success, representing a key long-term value driver for Compugen and our shareholders.”

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML powered computational discovery platform (Unigen™) to identify novel drug targets and biological pathways for developing cancer immunotherapies. Compugen has two differentiated Fc-reduced programs targeting TIGIT: COM902, a fully owned potential best-in-class Fc-reduced high affinity anti-TIGIT antibody in Phase 1 development and rilvegostomig, an Fc-reduced PD-1/TIGIT bispecific antibody in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. The TIGIT component of rilvegostomig is derived from COM902. In Phase 1 development Compugen has COM701, a potential first-in-class anti-PVRIG Fc-reduced antibody and GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the milestones and expectations under the agreement; and statements to the effect that our cash and cash-related balances is expected to fund our operating plans into 2029. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: clinical development involves a lengthy and expensive process, with an uncertain outcome and we may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect; the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, Ph.D.
Vice President, Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071